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EXHIBIT 12.1

Buckeye Partners, L.P.
Computation of Ratio of Earnings to Fixed Charges
Dollars in Thousands

						Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Earnings:
Income from continuing operations	$64,467	$69,402	$71,902	$30,154	$82,962	$40,045	$47,588
Less: capitalized interest	(1,157)	(1,102)	(2,083)	(464)	(844)	(244)	(1,166)

Total earnings	63,310	68,300	69,819	29,690	82,118	39,801	46,422

Fixed Charges:
Interest expense	18,690	18,882	20,527	22,758	27,614	10,883	20,957
Capitalized interest	1,157	1,102	2,083	464	844	244	1,166
Portion of rentals representing an interest factor	2,327	2,297	2,428	2,608	2,826	1,465	1,526

Total fixed charges	22,174	22,281	25,038	25,830	31,284	12,592	23,649

Earnings available for fixed charges	85,484	90,581	94,857	55,520	113,402	52,393	70,071

Ratio of earnings to fixed charges	3.86	4.07	3.79	2.15	3.62	4.16	2.96

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Buckeye Partners, L.P. Computation of Ratio of Earnings to Fixed Charges Dollars in Thousands